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2011 MAR -2 AM 9:25
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SECU 11017061 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNB Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Colorado Avenue
(No. and Street)

Stuart	FL	34994
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Lowery 772-288-6068
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Boulevard	Suite 2800	Miami, FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter J. Lowery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNB Brokerage Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAGINA DILLON
Notary Public - State of Florida
My Comm Expires Apr 4, 2015
Commission # EE 58641

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FNB BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

Part IIA of Form X-17A-5

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors
FNB Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition (Part IIA of Form X-17A-5) of FNB Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Seacoast National Bank) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part IIA of Form X-17A-5) referred to above presents fairly, in all material respects, the financial position of FNB Brokerage Services, Inc. at December 31, 2010, in the form prescribed by the Securities and Exchange Commission and in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(a) to the statement of financial condition, the Company intends to terminate its broker/dealer license following Seacoast National Bank's effective transition of service offering administration to an independent registered broker/dealer.

KPMG LLP

February 25, 2011
Certified Public Accountants

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	32,505
Commissions receivable		124,411
Securities owned, at fair value:		
Money market funds		2,256,367
Other		485,595
Furniture and equipment, net		12,440
Deposit with clearing broker		50,000
Deferred tax asset		115,551
Due from Parent		148,453
Other assets		7,464
Total assets	$	3,232,786

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	388,113
Total liabilities		388,113
Shareholder's equity:		
Common stock, par value $1 per share. Authorized, 10,000 shares; issued and outstanding, 6,000 shares		6,000
Additional paid-in capital		61,831
Retained earnings		2,776,842
Total shareholder's equity		2,844,673
Commitments and contingencies		
Total liabilities and shareholder's equity	$	3,232,786

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

FNB Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Seacoast National Bank (the Parent) and was organized on October 31, 1986. The Company began operations on February 27, 1987. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company provides introductory brokerage and investment services primarily for customers of the Parent. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by a third party. Investment products include stocks, mutual funds, bonds, annuities, options, life and variable life insurance, and long-term care insurance.

On November 3, 2010, the Parent entered into an investment subscriber agreement with an independent registered broker/dealer (the Provider), which is expected to commence on March 18, 2011. Under the agreement, the Parent will continue to offer its customers brokerage, insurance and investment advisory services through the Provider. Since these offerings will be administered under licenses of the Provider, the Company intends to terminate its broker/dealer license.

(b) Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the use of certain estimates by management in determining the Company's assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c) Securities Transactions

Securities transactions, commission income, and related expenses are recorded on a trade-date basis. The Company receives commission and fee income directly from the respective mutual fund or annuity companies.

(d) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(e) Securities

Securities are classified as trading and are reflected at fair value.

(f) Fair Value Measurements

Fair values of financial assets and financial liabilities are measured in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*. Fair value is defined as the price that would be received to

sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 2).

(g) ***Furniture and Equipment***

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(h) ***Income Taxes***

The Company's operations are included in the consolidated federal income tax return of the Parent. The Company provides for federal income taxes in accordance with a tax allocation agreement with the Parent. Taxes are calculated and allocated to the Company as if it were a separate taxpayer. The Company is subject to state taxes as a separate and distinct taxpayer from the Parent. The Company makes payments to or receives refunds from the Parent for the amount of the income tax provision or benefit recorded. Accordingly, during 2010, the Company received $77,260 from the Parent related to 2009 income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Subtopic 740-10, *Income Taxes – Overall*. Under that guidance, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASC Subtopic 740-10, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company recognizes interest and penalties related to ASC Subtopic 740-10 liabilities as part of income taxes in the statement of operations. No interest and penalties were accrued at December 31, 2010. For years before 2006 and 2007, respectively, the Company is no longer subject to federal or state income tax examinations.

(i) ***Recently Adopted Accounting Standards***

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. ASU 2010-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It will also require the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and nonrecurring fair value measurements. The Company's disclosures about fair value measurements, including the new disclosures that were applicable to the Company beginning in 2010, are presented in Note 2: Securities. The disclosures concerning gross presentation of Level 3 activity are effective for fiscal years beginning after December 15, 2010.

(Continued)

(2) Securities

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC Topic 820, are used to measure fair value.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The estimated fair value of investments in money market funds and the equity investment is determined based on Level 1 inputs derived using market quotations. Investments in money market funds consist of the following as of December 31, 2010

Fidelity Treasury Fund – Daily Money Class	$	121,804
Goldman Sachs Financial Square Money Market Fund		2,134,563
	$	2,256,367

At December 31, 2010, the Company held an equity investment in The NASDAQ Stock Market, Inc. The total value of the investment has an estimated fair value of $35,595.

The Company also has investments in Nuveen Dividend Advantage and Premium Income Municipal Funds. The total value of the investments has estimated fair values of $250,000 and $200,000, respectively, determined based on Level 2 inputs derived using other observable inputs. There were no net unrealized gains and losses related to the investments at December 31, 2010.

Gross sales of Level 1 investments totaled $300,000. Gross purchases of Level 1 investments totaled $3,131. No sales or purchases occurred on Level 2 investments.

(Continued)

There were no significant transfers into or out of Levels 1 or 2 during the year.

(3) Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2010:

Furniture and other office equipment	$	222,291
Less accumulated depreciation		(209,851)
	$	12,440

(4) Income Taxes

The federal deferred tax asset of $115,551 is realizable through the tax allocation agreement with the Company's Parent, as it is included within the consolidated federal return. The Company files a separate state income tax return. The state of Florida only allows a carryfoward for net operating losses. The Company has net operating loss carryforwards for state income tax purposes of $24,700, which has a 20-year carryforward period. There is an additional $19,201 of state deferred tax assets for the aforementioned temporary differences. As the Company has experienced cumulative losses in recent years, and there is uncertainty over future taxable income, a full valuation allowance was recorded against the $43,901 state deferred tax asset.

(5) Related-Party Transactions

In addition to the tax allocation agreement discussed in note 1(h), the Company has a contract with the Parent for office space and equipment, utilities, marketing, insurance, employee benefits, payroll, and accounting services.

For the year ended December 31, 2010, the Parent paid the Company certain amounts for referral of brokerage customers to a banking deposit product.

The amount due from Parent of $148,453 at December 31, 2010 relates to the current year's benefit for income taxes.

The Company participates in the Parent's profit sharing plans, which cover substantially all employees after one year of service, including a matching benefit feature for employees electing to defer the elective portion of their profit sharing compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plans.

The Company maintains all of its cash in bank accounts with the Parent.

(Continued)

(6) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. At December 31, 2010, the Company had no exposure for failed settlements.

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed. Management believes that none of the legal proceedings to which it is a party are likely to have a material adverse affect on the Company's financial condition, operating results, or cash flows.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2010, the Company had regulatory net capital of $2,047,275, an excess of $1,797,275 over the required minimum net capital of $250,000. At December 31, 2010, the Company's percentage of aggregate indebtedness to net capital was 19%.

A deposit in the amount of $50,000 is held at the clearing broker and considered an allowable asset in the computation of net capital pursuant to an agreement, dated June 1, 1999, between the Company and the clearing broker.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 25, 2011, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.